To : The U.S. Securities & Exchange Commission

03 FEB 10 ... 7:21

The Stock Excha[redacted]sponsibility for the contents of this announcement, makes no representation as to its accuracy or completeness an[redacted]ever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announceme[redacted]

82-1072

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 23 December 2002, ERA and LYP entered into an agreement whereby LYP agreed to buy all of Interface's issued shares which are registered in the name of ERA (representing 31.97% shareholding of Interface) at the price of NT$12.107318 (approximately HK$2.88) per share making the total amount payable by LYP to ERA NT$77,331,200 (approximately HK$18,397,092). Upon completion of the said agreement, the shareholding of LYP in Interface will increase from 42.86% (as at the date of the agreement) to 74.83% and the net tangible assets of Interface attributable to the shareholding of 31.97% being acquired by LYP from ERA is NT$66,405,114 (approximately HK$15,797,777).

As ERA is holding 30% interest in LYP which is a 70% owned subsidiary of the Company, ERA is a connected person of the Company. Accordingly, the Agreement constituted connected transaction of the Company under the Listing Rules (as defined below).

Details of the Agreement will be included in the next published annual reports and accounts of the Company.

On 23 December 2002, Era Communications Co., Limited ("ERA") and Liann Yee Production Co., Ltd. ("LYP") (being 70% non-wholly owned subsidiary of the Company (as defined below)) entered into a sale and purchase agreement in respect of the issued shares of Interface Co., Ltd. ("Interface") ("Agreement").

Interface is a company incorporated in Taiwan that is involved in the publication and distribution of a magazine entitled "TVBS Weekly". The net tangible assets of Interface based on audited accounts as at 31 December 2001 and on unaudited accounts as at 30 November 2002 were NT$209,763,031 (approximately HK$49,902,625) and NT$207,725,701 (approximately HK$49,417,944) respectively whereas the net profits before and after taxation and extraordinary items for the financial year ended on 31 December 2000 were NT58,108,519 (approximately HK$13,824,016) and NT$57,773,740 (approximately HK$13,744,372) respectively and for the financial year ended on 31 December 2001 were NT49,698,378 (approximately HK$11,823,244) and NT$49,131,342 (approximately HK$11,688,346) respectively.

Under the Agreement, LYP agreed to buy all of Interface's issued shares which were registered in the name of ERA being 6,387,145 shares in total (representing 31.97% shareholding of Interface with the remaining 42.86% and 25.17% being registered in the names of LYP and investors who are independent of and not connected with the directors, chief executive or substantial shareholders of the Company, its subsidiaries and their respective associates respectively as at the date of the Agreement) at the price of NT$12.107318 (approximately HK$2.88) per share. The total amount payable by LYP to ERA is NT$77,331,200 (approximately HK$18,397,092) which represents a premium of NT$10,921,293 (approximately HK$2,598,176) or 16% over the net tangible assets of Interface based on unaudited accounts as at 30 November 2002 attributable to the shareholding being acquired and a price earning ratio of 4.92 based on profit of audited accounts for the financial year ended 31 December 2001. The premium was arrived at after taking into consideration of, inter alia, Interface's goodwill. LYP shall use its working capital and short term bank loan to finance the purchase.

LYP shall pay the total purchase price by 8 equal monthly installments starting from 31 January 2003 and ERA will be responsible for any taxes arisen from the transaction. The sale and purchase transaction is anticipated to be completed by 31 January 2003. The consideration payable under the Agreement has been negotiated at arm's length between the parties.

As at the date of the Agreement, there are 7 directors and 1 supervisor in Interface with 1 director being designated by LYP, 2 directors by independent investors and the remaining 4 directors by ERA while ERA designates the supervisor. ERA further agrees under the Agreement that as from 31 December 2002, it will ensure its designated representatives in Interface (being 5 in total) will resign from the positions of director and supervisor and ERA shall no longer be involved in the operation and distribution of "TVBS Weekly" in accordance with company law. After the resignation of ERA's designated representatives as aforementioned, LYP will appoint 4 directors and 1 supervisor to fill up the respective positions in Interface.

It is agreed between ERA and LYP that ERA will be solely responsible for all rights and obligations to third parties in respect of "TVBS Weekly" (except subscription for and placement of advertisement in the same) accruing before 31 December 2002.

REASONS FOR THE AGREEMENT

To remain competitive amongst Taiwan television channels operators, LYP has to strengthen its sales and marketing. The linking of advertising sales in respect of television, magazine and website is one way to increase revenue for LYP. As such, LYP is required to have management control over all 3 operations to achieve effective results. Hence, LYP decided to purchase 31.97% shareholding of Interface thereby achieving management control of the same by holding 74.83% shareholding (together with the original shareholding of 42.86% in Interface by LYP as at date of Agreement).

Before the share purchase, Interface is an associated company of LYP and hence, the financial results of Interface are accounted for by equity accounting method. After the share purchase, Interface will become a non-wholly owned subsidiary of LYP and the financial results of Interface will be consolidated into the Group (as defined below) accounts of the Company.

The above Hong Kong dollars amounts are based on the exchange rate of approximately HK$0.2379 = NT$1.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP AND ERA

Television Broadcasts Limited ("Company") and its subsidiaries (together "Group") are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. LYP is in the business of television programming, production and television channel transmission and operation. ERA is in the business of film distribution, television programmes production and channel transmission and operation.

IMPLICATIONS UNDER THE LISTING RULES

ERA is a substantial shareholder of LYP, a 70% owned subsidiary of the Company. ERA is accordingly a connected person as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the Agreement constitutes a connected transaction for the Company.

As the value of the consideration payable to ERA by LYP pursuant to the Agreement represents less than 3% of the net tangible assets of the consolidated accounts of the Group, no shareholder approval is required and the Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules. The directors of the Company, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of the Company, and the Agreement was entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual reports and accounts of the Company pursuant to Rule 14.25(1) of the Listing Rules for the year ending on 31 December 2002.

By Order of the Board
Ho Chan Fai
Company Secretary

29 January 2003, Hong Kong